Exhibit 99.1
E-House Submits Non-Binding Proposal to Acquire All Outstanding Shares of CRIC
•	CRIC to become a wholly-owned subsidiary of E-House

•	Each CRIC share to be exchanged for $1.60 cash and 0.6 E-House shares

•	Acquisition would provide clients with a comprehensive and integrated online and offline service platform
SHANGHAI, China, October 28, 2011 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced it has submitted a non-binding proposal to the board of directors of China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) to acquire through a merger all the outstanding shares of CRIC that are not owned by E-House. E-House has proposed a fixed consideration consisting of $1.60 cash and 0.6 E-House shares for each CRIC share. E-House is the majority shareholder of CRIC owning 54.1% of CRIC’s total outstanding shares. Assuming the successful consummation of the transaction, CRIC would become a wholly-owned subsidiary of E-House.
“The proposed merger between E-House and CRIC is a key strategic step for both companies,” said Mr. Xin Zhou, E-House’s executive chairman. “In today’s real estate industry in China, developers increasingly demand more than traditional sales agency service. Instead, they favor a truly comprehensive and integrated one-stop solution, including offline agency and consulting, online advertising and promotion, and an e-commerce transaction platform. E-House has already developed a comprehensive online-to-offline (“O2O”) service platform. In order to successfully operate the platform and provide seamless service to our clients, we need to deepen the integration of our management and professional team, coordinate our marketing efforts across all our business segments, and improve our management efficiency. Merging E-House and CRIC would enable us to provide clients with a comprehensive suite of high-quality services, as we continue to innovate and lead China’s real estate service industry.”
Mr. Li-Lan Cheng, E-House’s chief financial officer, added, “We believe the proposed merger would be beneficial to the shareholders of both companies. It would provide attractive returns to CRIC shareholders and improve the liquidity of CRIC shareholders’ investments. For E-House, the transaction utilizes our cash balance and is also earnings-accretive for E-House shareholders. Furthermore, merging the two companies would improve management efficiency.”
Assuming the successful consummation of the proposed merger, SINA Corporation (NASDAQ: SINA) would become E-House’s largest shareholder with approximately 25% of E-House’s total outstanding shares. Mr. Xin Zhou and E-House’s senior management team would own approximately 20% of E-House’s total outstanding shares.
To the knowledge of E-House, no decisions have been made by CRIC’s board of directors with respect to its response to E-House’s proposal. There can be no assurance that any agreement will be executed or that this or any other transaction will receive necessary approvals or be consummated.

About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 160 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The real estate information and consulting, online, advertising and promotional events services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
For investor and media inquiries please contact:
In China
Kelly Qian
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0730
E-mail: ir@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: ej@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: ej@ogilvy.com